UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 14, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 14, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES FIRST QUARTER 2005
EARNINGS CONFERENCE CALL

Nassau, The Bahamas, April 14, 2005 – Teekay Shipping Corporation plans to release its financial results for the 1st Quarter of 2005 after market close on Wednesday, April 20, 2005.

The Company plans to host a conference call on Thursday, April 21, 2005 at 11:00 a.m. EDT to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through the Company’s web site at www.teekay.com

A recording of the conference call will be available until midnight, Thursday, April 28, 2005, by dialing (719) 457-0820 and entering access code 9864609. Alternatively, an archive of the conference call will remain on the Company’s web site until May 20, 2005.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s sea-borne oil and has recently expanded into the liquefied natural gas shipping sector. With a fleet of approximately 145 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, Teekay Shipping Corporation provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as a premier marine midstream company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com